EXHIBIT(4)(i)
                        IMAGING DIAGNOSTIC SYSTEMS, INC.

                           ARTICLE III. CAPITAL STOCK

         The maximum number of shares of capital stock that this corporation is authorized to have outstanding at any one time is 50,000,000 (Fifty Million) shares. The 50,000,000 shares of capital stock of the Corporation with no par value is divided as follows: 48,000,000 shares of Common Stock no par value; and, 2,000,000 shares of Preferred Stock with no par value.

         The shares of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders and do not have cumulative voting. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding Preferred Stock. Upon liquidation, dissolution or winding up of the Company, the assets legally available for distribution to shareholders are distributed ratably among the holders of Common Stock, subject to the prior rights of any outstanding Preferred Stock and payment of other claims of creditors. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights.

         The shares of Preferred Stock may be issued from time to time in series and the Board of Directors of the Corporation is authorized to establish and designate series and to fix the number of shares and the relative voting, dividend, conversion, liquidation, redemption, and other rights, preferences, and limitations as between series, subject to such limitations as may be prescribed by law; that the proper officers of the corporation are by this means authorized to make, subscribe, acknowledge, execute, and file, or cause to be filed, such certificate or certificates as may be required under the laws of the state of Florida and other jurisdictions to give effect to the proposal, as presented in the proxy statement, or as may be required in connection with the issuance of shares of preferred stock in series from time to and things as in its discretion may be necessary or advisable in connection with such proposal.